WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

March 8, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares	March 8, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* MARKS AND SPENCER GROUP PLC		**2.** Name of shareholder with a major interest BARCLAYS PLC	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 SEE ATTACHED		**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them SEE ATTACHED	
5. Number of *shares*/amount of stock acquired N/A	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A	**7.** Number of *shares*/amount of stock disposed N/A	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A
9. *Class* of *security* ORDINARY SHARES 25P EACH		**10.** Date of transaction N/A	**11.** Date *listed company* informed 07-03-06
12. Total holding following this notification 83,197,613 SHARES		**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 4.95%	
14. Any additional information N/A		**15.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940	
16. Name and signature of duly authorised officer of the *listed company* responsible for making			

this notification

________________ANTHONY CLARKE________________

Date of notification __8 MARCH 2006

APPENDIX FOR NOTE 3.

Legal Entity	Holding
Barclays Global Investors Japan Ltd	999,924
Barclays Global Investors Japan Trust & Banking	1,921,048
Barclays Private Bank Ltd	80,857
Gerrard Ltd	5,610,660
Barclays Global Investors Ltd	34,380,616
Barclays Global Fund Advisors	4,867,947
Barclays Life Assurance Co Ltd	3,397,558
Barclays Global Investors Australia Ltd	1,402,387
Barclays Bank PLC	26,111
Barclays Global Investors Canada Ltd	108,776
Barclays Bank Trust Company Ltd	310,612
Barclays Capital Securities Ltd	715,348
Barclays Private Bank and Trust Ltd	11,905
Barclays Private Bank and Trust Ltd	35,673
Barclays Global Investors, N.A.	29,328,191
Group Holding	**83,197,613**

APPENDIX FOR NOTE 4

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426360	28,576
BANK OF NEW YORK		117,230
BARCLAYS CAPITAL NOMINEES LIMITED		648,008
BARCLAYS CAPITAL NOMINEES LIMITED		-484,729
BARCLAYS CAPITAL NOMINEES LIMITED		-297,030
BARCLAYS CAPITAL NOMINEES LIMITED		849,099
BARCLAYS CAPITAL NOMINEES LIMITED		26,111
Barclays Global Investors Canada		108,776
Barclays Trust Co & Others		37,106
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		2,896
Barclays Trust Co DMC69 C 000000000000000000		7,000
Barclays Trust Co E99 C 000000000000000000		6,006
Barclays Trust Co NOMS & DYE		1,457
Barclays Trust Co R69 C 000000000000000000		256,147
BNP PARIBAS		232,938
CHASE NOMINEES LTD	16376	871,421
CHASE NOMINEES LTD	20947	15,132,536
CHASE NOMINEES LTD	21359	825,440
CHASE NOMINEES LTD	28270	533,247
CHASE NOMINEES LTD	28270	205,882
CIBC MELLON GLOBAL SECURITIES		154,580
Clydesdale Nominees HGB0125	496994	5,585
Clydesdale Nominees HGB0125	692963	8,095

Clydesdale Nominees	HGB0125	693013	1,999
Clydesdale Nominees	HGB0125	693269	19,023
Clydesdale Nominees	HGB0125	693587	971
Gerrard Nominees Limited		607486	809
Greig Middleton Nominees Limited (GM1)			482,249
Greig Middleton Nominees Ltd (GM3)		523475DN	101,190
INVESTORS BANK AND TRUST CO.			406,522
INVESTORS BANK AND TRUST CO.			4,049,472
INVESTORS BANK AND TRUST CO.			47,053
INVESTORS BANK AND TRUST CO.			364,900
INVESTORS BANK AND TRUST CO.			1,290,787
INVESTORS BANK AND TRUST CO.			167,945
INVESTORS BANK AND TRUST CO.			300,445
INVESTORS BANK AND TRUST CO.			14,182
INVESTORS BANK AND TRUST CO.			3,203,958
INVESTORS BANK AND TRUST CO.			37,800
INVESTORS BANK AND TRUST CO.			258,073
INVESTORS BANK AND TRUST CO.			7,796,794
INVESTORS BANK AND TRUST CO.			20,218
INVESTORS BANK AND TRUST CO.			1,761,257
INVESTORS BANK AND TRUST CO.			15,982
INVESTORS BANK AND TRUST CO.			94,708
INVESTORS BANK AND TRUST CO.			8,524,654
INVESTORS BANK AND TRUST CO.			1,113,680
INVESTORS BANK AND TRUST CO.			14,280
JP MORGAN (BGI CUSTODY)		16331	461,198
JP MORGAN (BGI CUSTODY)		16338	97,683
JP MORGAN (BGI CUSTODY)		16341	916,131
JP MORGAN (BGI CUSTODY)		16341	459,662
JP MORGAN (BGI CUSTODY)		16342	208,027
JP MORGAN (BGI CUSTODY)		16344	196,617
JP MORGAN (BGI CUSTODY)		16345	290,876
JP MORGAN (BGI CUSTODY)		16400	16,216,295
JP MORGAN (BGI CUSTODY)		17011	28,235
JP MORGAN (BGI CUSTODY)		18409	1,306,348
JPMorgan Chase Bank			105,790
JPMorgan Chase Bank			273,834
JPMorgan Chase Bank			294,021
JPMorgan Chase Bank			16,619
JPMorgan Chase Bank			23,376
JPMorgan Chase Bank			31,666
JPMorgan Chase Bank			159,197
JPMorgan Chase Bank			17,288
JPMorgan Chase Bank			16,749
JPMorgan Chase Bank			45,679
JPMorgan Chase Bank			14,929
JPMorgan Chase Bank			177,792
JPMorgan Chase Bank			13,762
JPMorgan Chase Bank			5,154
JPMorgan Chase Bank			223,698

JPMorgan Chase Bank	188,886
JPMorgan Chase Bank	236,483
JPMorgan Chase Bank	8,966
JPMorgan Chase Bank	84,338
JPMorgan Chase Bank	904,612
JPMORGAN CHASE BANK	52,733
JPMORGAN CHASE BANK	154,831
JPMORGAN CHASE BANK	1,247,556
Master Trust Bank	22,776
Mellon Trust - US CUSTODIAN /	130,393
Mellon Trust - US CUSTODIAN /	375,074
MELLON TRUST OF NEW ENGLAND	373,445
Mitsubishi Trust International	9,904
Mitsui Asset	21,645
Northern Trust	18,151
NORTHERN TRUST BANK - BGI SEPA	500,959
NORTHERN TRUST BANK - BGI SEPA	552,266
NORTHERN TRUST BANK - BGI SEPA	129,600
R C Greig Nominees Limited	3,463,229
R C Greig Nominees Limited a/c AK1	1,097,518
R C Greig Nominees Limited a/c BL1	96,413
R C Greig Nominees Limited a/c CM1	16,658
R C Greig Nominees Limited GP1	290,898
R C Greig Nominees Limited SA1	61,696
Reflex Nominees Limited	4,166
Reflex Nominees Limited	7,739
STATE STREET BANK & TRUST - WI	373,491
STATE STREET BOSTON	925,899
STATE STREET TRUST OF CANADA -	359,663
Sumitomo TB	7,770
The Northern Trust Company - U	252,149
Trust & Custody Services Bank	16,038
UBS (Master)	164,857
ZEBAN NOMINEES LIMITED	80,857
Total	**83,197,613**